Makara Strategic Acquisition Corp.

c/o McCarter & English, LLP

Two Tower Center Boulevard, 24th Floor

East Brunswick, NJ 08816

May 15, 2023

Via: EDGAR Filing

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Re:	Makara Strategic Acquisition Corp. Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-263061)

To Whom It May Concern:

On February 28, 2022, Makara Strategic Acquisition Corp., a Delaware corporation (the “Company”), initially filed Registration Statement No. 333-263061 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

The Company requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Peter Campitiello, Esq., of McCarter & English LLP, at (732) 867-9741.

MAKARA STRATEGIC Acquisition Corp.

By:	Ali Ijaz Ahmad
Name: Ali Ijaz Ahmad
Title: Chief Executive Officer